Newchip Inc.
Balance Sheet

	As of Dec 31, 2018	As of Dec 31, 2017
Current Assets		
Cash	148,181.62	240,431.58
Accounts Receivable	-	-
Other Current Assets	4,322.76	
Total Current Assets	152,504.38	240,431.58
Non-Current Assets		
Property and Equipment, Net	13,973.48	-
Investments	60,000.00	-
Total Assets	**226,477.86**	**240,431.58**
Liabilities and Equity		
Current Liabilities		
Accounts Payable	78,545.29	30,958.70
Accrued Expenses	10,004.36	
Other Current Liabilities	40,497.16	-
Total Current Liabilities	129,046.81	30,958.70
Non-Current Liabilities		
Notes Payable	3,045,294.30	1,154,240.20
Total Liabilities	3,174,341.11	1,185,198.90
Shareholders' Equity		
Total Shareholders' Equity	(2,947,863.25)	(944,767.32)
Total Liabilities And Shareholders' Equity	**226,477.86**	**240,431.58**

Newchip Inc.
Income Statement

	Jan - Dec 2018	Jan - Dec 2017
Income		
Sales	42,879.73	1,000.00
Cost of Sales		
Gross Profit	42,879.73	1,000.00
General and Administrative	947,108.24	357,340.78
Research and Development	455,574.57	319,460.17
Sales and Marketing	620,399.22	72,382.16
Net Income from Operations	(1,980,202.30)	(748,183.11)
Other Income (Expense)	(8.08)	
Depreciation & Amortization Expense	500.64	
Net Income before Provision for Income Tax	(1,980,711.02)	(748,183.11)
Provision for Income Taxes	-	-
Net Income	**(1,980,711.02)**	**(748,183.11)**

Newchip Inc.
Statement of Cash Flows

	Jan - Dec 2018	Jan - Dec 2017
Cash Flows from Operating Activities		
Net Income (Loss) For the Period	(2,003,095.93)	(748,183.11)
Change in Payables	53,768.83	12,458.70
Change in Taxes Payable	40,497.16	
Net Cash Flows from Operating Activiti	(1,908,829.94)	(735,724.41)
Cash Flows from Investing Activities		
Purchase or Sale of Software and Equipr	(14,474.12)	
Change in Investments	(60,000.00)	
Net Cash Flows From Investing Activitie	(74,474.12)	
Cash Flows From Financing Activities		
Change in Lease Payables, Long Term		(6,202.59)
Change in Convertible Notes	1,891,054.10	971,414.80
Change in Additional Paid In Capital		254.66
Net Flows From Financing Activities	1,891,054.10	965,466.87
Cash at Beginning of Period	240,431.58	10,689.12
Net Increase (Decrease) In Cash	92,249.96	229,742.46
Cash at End of Period	148,181.62	240,431.58